SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                         (AMENDMENT NO. ____________ )(1)

                        Millennium Bankshares Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $5.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   60037B 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David H. Schwartz
                                 Richard J. Bell
       Potomac Development Corporation 401(k) Profit Sharing Plan & Trust
                              900 2nd Street, N.E.
                                    Suite 300
                              Washington, DC 20002
                                 (202) 789-8100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 60037B 10 6                                         Page 2 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           David H. Schwartz
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *
           PF, OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES        7    SOLE VOTING POWER               20,000
  BENEFICIALLY OWNED BY      ---------------------------------------------------
EACH REPORTING PERSON WITH   8    SHARED VOTING POWER            199,130
                             ---------------------------------------------------
                             9    SOLE DISPOSITIVE POWER          20,000
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER       199,130
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           219,130

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                       [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
                    6.2%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 60037B 10 6                                         Page 3 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Richard J. Bell
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *
           PF, OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES        7    SOLE VOTING POWER             2,500
  BENEFICIALLY OWNED BY      ---------------------------------------------------
EACH REPORTING PERSON WITH   8    SHARED VOTING POWER         201,630
                             ---------------------------------------------------
                             9    SOLE DISPOSITIVE POWER        2,500
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER    201,630
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           204,130

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES       [X]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
                    5.78%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------

SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 60037B 10 6                                         Page 4 of 10 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Potomac Development Corporation 401(k) Profit Sharing Plan & Trust, 52-1493960
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *
           OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES        7    SOLE VOTING POWER            199,130
  BENEFICIALLY OWNED BY      ---------------------------------------------------
EACH REPORTING PERSON WITH   8    SHARED VOTING POWER                0
                             ---------------------------------------------------
                             9    SOLE DISPOSITIVE POWER       199,130
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER           0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           199,130

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                      [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
                    5.64%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                    EP

--------------------------------------------------------------------------------

SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 60037B 10 6                                         Page 5 of 10 Pages
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
----------------------------

     The class of equity security to which this statement relates is the common stock, par value $5.00 per share (the "Common Stock"), of Millennium Bankshares Corporation (the "Issuer"). The executive office of the Issuer is located at 1601 Washington Plaza, Reston, Virginia 20190.

Item 2.  Identity and Background.
--------------------------------
1.

     (a)  Name: David Schwartz
     (b) Residence or Business Address: 900 2nd Street, N.E., Ste. 300, Washington DC 20002
     (c) Present Principal Occupation: A consultant to and director of Potomac Development Corporation and a private investor.
     (d) Criminal Proceeding Convictions: During the past five years, Mr. Schwartz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Securities Laws Proceedings: During the past five years, Mr. Schwartz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws.
     (f)  Citizenship: United States

2.

     (a)  Name: Richard J. Bell
     (b) Residence or Business Address: 900 2nd Street, N.E., Ste. 300, Washington DC 20002.
     (c) Present Principal Occupation: President and director of Potomac Development Corporation.
     (d) Criminal Proceeding Convictions: During the past five years, Mr. Bell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Securities Laws Proceedings: During the past five years, Mr. Bell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws.
     (f)  Citizenship: United States

3.

     (a) Name: Potomac Development Corporation 401(k) Profit Sharing Plan & Trust, a District of Columbia trust (the "Trust"), was established on December 3, 1986. Mr. Schwartz and Mr. Bell are the trustees of the Trust.

SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 60037B 10 6                                         Page 6 of 10 Pages
--------------------------------------------------------------------------------

     (b) Residence or Business Address: 900 2nd Street, N.E., Ste. 300, Washington DC 20002.
     (c) Principal Business. Operation under the Potomac Development Corporation Profit Sharing Plan.
     (d) Criminal Proceeding Convictions: During the past five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Securities Laws Proceedings: During the past five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     Mr. Schwartz beneficially owns 20,000 shares of Common Stock which were acquired through personal funds. Mr. Bell beneficially owns 5,000 shares of Common Stock, 2,500 of which are held in the name of his spouse, Toni F. Clark, and all of which were acquired through personal funds. Mr. Schwartz and Mr. Bell are the trustees for the Trust. In such capacity, they have discretion over the disposition and voting of shares of Common Stock held by the Trust. The Trust holds in the aggregate 199,130 shares of the Common Stock as of the date of the filing of this Schedule 13D.

     The Trust, at the discretion of the Trustees, uses funds contributed to it to purchase shares for the accounts of its participants.

Item 4.  Purpose of Transaction.
-------------------------------

     The  shares  covered  by  this  statement  were  acquired  for  investment.
Depending  upon a  continuing  assessment  and  upon  future  developments,  Mr.
Schwartz and/or Mr. Bell may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or to dispose of shares of the Issuer's Common Stock. Other than as described above, neither Mr. Schwartz nor Mr. Bell has plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure;

SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 60037B 10 6                                         Page 7 of 10 Pages
--------------------------------------------------------------------------------

     (g)  Changes  in  the  Issuer's  Articles  of   Incorporation,   Bylaws  or
          instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

DAVID SCHWARTZ

     (a) As of the date of this Schedule 13D, Mr. Schwartz is attributed beneficial ownership of 219,130 shares of Common Stock, or 6.2%, of the Issuer's outstanding shares of Common Stock. Mr. Schwartz and Mr. Bell, as trustees for the Trust, share voting and dispositive power with respect to an aggregate of 199,130 shares of Common Stock. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, Mr. Schwartz expressly disclaims the beneficial ownership of 15,000 shares of Common Stock held by his spouse, Patricia R. Schwartz, and 5,000 shares of Common Stock, 2,500 of which are held by Mr. Bell in his individual capacity and 2,500 of which are held by Mr. Bell's spouse.

     (b) Mr. Schwartz has sole voting power with respect to 20,000 shares (.57% of the outstanding) and sole dispositive power with respect to 20,000 shares (.57% of the outstanding). Mr. Schwartz, as a Trustee, shares voting and dispositive power with respect to the 199,130 shares held by the Trust (5.64% of the outstanding).

     (c) Other than the transactions listed below no other transactions in the Issuer's Common Stock were effected by Mr. Schwartz, in his individual capacity, or for his account with the Trust during the 60 days prior to April 17, 2003, or through the date of this filing:

     On February 28, 2003, he purchased 1,000 shares of Common Stock at $6.35 per share.
     On March 4, 2003, he purchased 5,703 shares of Common Stock at $6.34 per share.
     On March 5, 2003, he purchased 3,297 shares of Common Stock at $6.40 per share.
     On March 7, 2003, he purchased 1,500 shares of Common Stock at $6.75 per share.
     On March 7, 2003, he purchased 500 shares of Common Stock at $6.72 per share.
     On March 13, 2003, he purchased 3,000 shares of Common Stock at $6.75 per share.
     On March 13, 2003, he purchased 5,000 shares of Common Stock at $6.85 per share.
     On March 13, 2003, he purchased 5,000 shares of Common Stock at $6.80 per share.
     On March 20, 2003, he purchased 5,000 shares of Common Stock at $6.85 per share.
     On March 25, 2003, he purchased 55,000 shares of Common Stock at $6.80 per share.
     On March 25, 2003, he purchased 10,000 shares of Common Stock at $6.75 per share. On April 16, 2003, he purchased 2,500 shares of Common Stock at $7.06 per share.
     On April 17, 2003, he purchased 7,500 shares of Common Stock at $6.88 per share.
     On May 14, 2003, he purchased 20,000 shares of Common Stock at $7.00 per share.
     On May 30, 2003, he purchased 10,000 shares of Common Stock at $6.60 per share.
     On June 2, 2003, he purchased 6,000 shares of Common Stock at $6.60 per share.

SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 60037B 10 6                                         Page 8 of 10 Pages
--------------------------------------------------------------------------------

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 20,000 shares of Common Stock beneficially owned by Mr. Schwartz, in his individual capacity. Mr. Schwartz and Mr. Bell, as trustees of the Trust, share the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the 199,130 shares of Common Stock held by the Trust, subject to the shares of Common Stock, and the attributes thereof, being vested in accounts under the Trust of specific participants, and further provided that the Trust participants may direct the receipt of dividends and proceeds from the sale of the Common Stock vested in their accounts, so long as the trustees do not exercise authority to the contrary.

     (e) Not applicable.

RICHARD J. BELL

     (a) As of the date of this Schedule 13D, Mr. Bell is attributed beneficial ownership of 204,130 shares of Common Stock, or 5.78%, of the Issuer's outstanding shares of Common Stock. Mr Bell and his spouse, Toni F. Clark, each hold 2,500 shares of Common Stock. Mr. Schwartz and Mr. Bell, in their capacity as trustees for the Trust, share voting and dispositive power with respect to an aggregate of 199,130 shares of Common Stock, or 5.64% of the Issuer's outstanding shares. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, Mr. Bell expressly disclaims the beneficial ownership of 20,000 shares of Common Stock held by Mr. Schwartz in his individual capacity.

     (b) Mr. Bell has sole voting power with respect to 2,500 shares (.07% of the outstanding) and sole dispositive power with respect to 2,500 shares (.07% of the outstanding). Mr. Bell shares voting and dispositive power with respect to 2,500 shares of Common Stock held by his spouse (.07% of the outsanding) and 199,130 shares of Common Stock allocated to the Trust (5.64% of the outstanding), for which he and Mr. Schwartz serve as trustees.

     (c) Other than the transactions listed below no other transactions in the Issuer's Common Stock were effected by Mr. Bell in his individual capacity or for his account with the Plan during the 60 days prior to April 17, 2003 or through the date of this filing:

     On February 21, 2003, he purchased 2,000 shares of Common Stock at $6.29 per share.
     On March 13, 2003, he purchased 3,000 shares of Common Stock at $6.80 per share.
     On March 25, 2003, he purchased 5,000 shares of Common Stock at $6.80 per share.
     On April 7, 2003, he purchased 5,000 shares of Common Stock at $7.08 per share.
     On April 17, 2003, he purchased 2,500 shares of Common Stock at $6.88 per share.
     On April 23, 2003, he purchased 5,000 shares of Common Stock at $7.07 per share.
     On April 29, 2003, he purchased 2,500 shares of Common Stock at $7.27 per share.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,500 shares of Common Stock beneficially owned by Mr. Bell, in his individual capacity. Mr. Bell shares the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,500 shares of Common Stock held by his spouse. Mr. Schwartz and Mr. Bell, as trustees of the Trust, share the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the 199,130 shares of Common Stock held by the Trust, subject to the shares of

SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 60037B 10 6                                         Page 9 of 10 Pages
--------------------------------------------------------------------------------

Common Stock, and the attributes thereof, being vested in accounts under the Trust of specific participants, and further provided that the Trust participants may direct the receipt of dividends and proceeds from the sale of the Common Stock vested in their accounts, so long as the trustees do not exercise authority to the contrary.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
------------------------

     There are no contracts, arrangements, understandings or relationships between Mr. Schwartz and Mr. Bell or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise, except that Mr. Schwartz and Mr. Bell serve as the trustees for the Trust and in such capacity they share the power to vote and dispose of shares of Common Stock acquired by the Trust.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

     None.

SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 60037B 10 6                                        Page 10 of 10 Pages
--------------------------------------------------------------------------------



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   June 6, 2003
                                 -----------------------------------------------
                                                      (Date)


                                                 /s/ David H. Schwartz
                                 -----------------------------------------------
                                                     (Signature)

                                                      David H. Schwartz
                                                      -----------------
                                                      Name


                                                 /s/ Richard J. Bell
                                 -----------------------------------------------
                                                     (Signature)

                                                      Richard J. Bell
                                                      ---------------
                                                      Name

                                 POTOMAC DEVELOPMENT CORPORATION
                                 401 (k) PROFIT SHARING PLAN & TRUST


                                  By:/s/ David H. Schwartz
                                     -------------------------------------------
                                     David H. Schwartz, Trustee


                                  By:/s/ Richard J. Bell
                                     -------------------------------------------
                                     Richard J. Bell, Trustee